SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Original Report (Date of earliest event reported) December 7, 2002

ROYAL GOLD, INC.
(exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO 80202-1132
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: 303-573-1660

<u>Item 2.</u>   <u>Acquisition or Disposition of Assets.</u>

On September 6, 2002, Royal Gold entered into a Letter of Intent with Ms. Lee Halavais to acquire her 49,371,293 shares of High Desert for cash or shares of Royal Gold (valued at $17.13 per share) in the aggregate amount of $24.4 million. Ms. Halavais had the right to choose stock or cash or a combination of the two, at the closing. The Letter of Intent was subject to execution of definitive documentation, diligence and other customary conditions.

On November 9, 2002, Royal Gold entered into a binding agreement to acquire the shares of High Desert owned by Ms. Halavais. The binding agreement contained customary representations, warranties, covenants and conditions and reflected the same consideration as the Letter of Intent, among other matters.

On December 7, 2002, Royal Gold, Inc. (the Registrant) completed the acquisition of 49,371,293 (93.5%) of the common stock of High Desert Mineral Resources, Inc. ("High Desert"), from Ms. Halavais that closed in escrow on December 6, 2002. Consideration for the purchase was 1,412,229 newly issued shares of Royal Gold common stock and $200,000 in cash. As a result of the acquisition, Royal Gold held a total of 49,411,793 shares of common stock of High Desert, representing 93.5% of the issued and outstanding shares.

The shares of Royal Gold's common stock for the transaction were issued under a shelf registration statement (S-4) filed with the Securities and Exchange Commission. A Prospectus Supplement was filed on November 7, 2002, covering the Royal Gold shares.

After the closing of the binding agreement and completion of delivery of all High Desert shares, Royal Gold owned sufficient High Desert shares to allow it to proceed with a short-form merger under Delaware law. Royal Gold proceeded to effect a short-form merger under Delaware law to merge High Desert into a wholly-owned subsidiary of Royal Gold on December 15, 2002.

After the short-form merger, all minority stockholders of High Desert are entitled to US$0.572 per common share of High Desert. All minority stockholders of High Desert received notice of this short-form merger and instructions on how to exchange High Desert stock for cash. This notice was first mailed to the minority stockholders on December 26, 2002.

The total purchase price of Ms. Halavais' High Desert shares was determined in connection with the execution of the Letter of Intent, which was signed on September 6, 2002, based on Royal Gold's view of the value of High Desert's assets less High Desert's liabilities times the percent of High Desert's shares owned by Ms. Halavais. The initial valuation was subject to adjustments in the cash and debt positions of High Desert at the time of closing, as compared to those positions at the time of execution of the Letter of Intent on September 6, 2002. The primary assets of High Desert are two producing royalties, cash of approximately $600,000 and exploration properties in Nevada. This asset value was reduced by the debt of approximately $3,500,000. The valuation for the two royalties was based primarily on the production from the producing mines. Various scenarios regarding timing and value of production were analyzed and a discount rate relative to the risk of the cash flows was applied. None of the exploration properties contained defined precious metal reserves or resources and no dollar value was assigned to them. The resultant valuation for 100% of High Desert, approximately $29 million, was denominated in Royal Gold shares, employing a negotiated price of $17.13 per share, derived at the time of the signing of the Letter of Intent on September 6, 2002. This valuation of $17.13 per Royal Gold share was established based on the then trading price of Royal Gold common stock, and was used to establish the number of Royal Gold shares in lieu of cash in the amount of approximately $24.4 million, payable to Ms. Halavais upon her election of cash, Royal Gold shares, or a combination of cash and shares, prior to closing.

The valuation for the High Desert common stock held by the minority shareholders (3,411,766 shares, or approximately 6.5% of the issued and outstanding shares of High Desert) was computed on the same basis as the valuation for the majority shareholder, except that the price payable to the minority was adjusted upwards based on a Royal Gold share price of $19.855, rather than the $17.13 employed at the execution of the Letter of Intent. The $19.855 price was used to give the minority shareholders of High Desert the benefit from appreciation in the value of Royal Gold shares from the negotiated price of $17.13 at September 6, 2002. The $19.855 price represents the average of the closing sale price of Royal Gold stock on the trading day before and after the Saturday execution of the definitive agreement on November 9, 2002. This price is higher than the Royal Gold stock price on the day of closing of the purchase from Ms. Halavais on December 6, 2002. Specifically, the total consideration given to the majority shareholders, adjusted to the $19.855 Royal Gold share price, was divided by the number of shares purchased from Ms. Halavais (49,371,293 shares) to derive the valuation price for the minority shareholdings. The formula [1,412,229 shares times $19.855 plus $200,000] divided by 49,371,293 derives the minority shareholding price of $0.572 per share.

High Desert owns a 2% carried working interest, equal to a 2% net smelter returns royalty, in the Newmont HD Venture property (Leeville project), operated by Newmont Mining. It also owns a 1% net smelter returns royalty on the SJ Claims, which covers a large part of the Screamer and West Betze deposits, operated by Barrick Gold.

High Desert also has a portfolio of gold exploration properties in Nevada, and royalties on non-producing gold properties located in Nevada.

In a separate agreement, Royal Gold agreed to repay a $2.9 million loan made by an affiliate of the Selling Stockholder to High Desert. In lieu of repaying the debt in cash, Royal Gold has agreed to convey to the lender 10% of each Producing Royalty owned by High Desert at the time of the acquisition.

Item 7. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired.


HIGH DESERT MINERAL RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002 (unaudited), DECEMBER 31, 2001 AND 2000


AUDITORS' REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LABONTE & CO.
CHARTERED ACCOUNTANTS

610 - 938 Howe Street
Vancouver, BC Canada
V6Z 1N9
Telephone   (604) 682-2778
Facsimile   (604) 689-2778
Email: info@labonteco.com

AUDITORS' REPORT

To Board of Directors of High Desert Mineral Resources Inc.

We have audited the consolidated balance sheets of High Desert Mineral Resources Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows and the changes in stockholders' equity for the years then ended in accordance with United States generally accepted accounting principles.

/s/ Labonte & Co.
CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 31, 2002

HIGH DESERT MINERAL RESOURCES INC
CONSOLIDATED BALANCE SHEETS.

	September 30, 2002		December 31, 2001		December 31, 2000
	(unaudited)				

ASSETS

CURRENT

Cash	$	639,809	$	435,569	$ 71,965
Accrued royalties and other receivables		208,192		294,700	161,533
Prepaids and other		-		-	15,058
		848,001		730,269	248,556
RESOURCE PROPERTIES (Note 3)		6,009,380		6,335,468	6,740,206
FIXED ASSETS, net of depreciation		72,279		90,636	119,650
TOTAL ASSETS	$	6,929,660	$	7,156,373	$ 7,108,412

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT

Accounts payable and accrued liabilities	$	112,457	$	110,524	$ 75,998
Corporate taxes payable		222,000		-	-
Due to related parties (Note 4)		222,085		628,191	219,721
		556,542		738,715	295,719
DUE TO RELATED PARTIES (Note 4)		3,300,000		3,548,845	4,018,398
		3,856,542		4,287,560	4,314,117

STOCKHOLDERS' EQUITY

Common stock (Note 5)		14,434,154		14,434,154	14,434,154
Accumulated deficit		(11,361,036)		(11,565,341)	(11,639,859)
		3,073,118		2,868,813	2,794,295
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	6,929,660	$	7,156,373	$ 7,108,412

The accompanying notes are an integral part of these consolidated financial statements.

HIGH DESERT MINERAL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30, 2002		For the Year Ended December 31, 2001		2000
	(unaudited)				
REVENUES					
Royalties, net of royalty tax ($75,578 for September 30, 2002; 2001 - $91,410; 2000 - $75,095)	$ 1,436,008	$	1,736,781	$	1,344,626
Interest and other income	13,804		11,560		14,636
	1,449,812		1,748,341		1,359,262
EXPENSES					
Depletion	326,088		404,738		346,000
Depreciation	18,357		29,014		33,353
Exploration and development costs, net of recoveries	469,128		731,046		992,765
Interest on related party debts	102,416		177,182		267,774
Office and general	29,895		68,779		58,132
Professional fees	51,938		86,498		82,608
Salaries, wages and benefits	11,716		156,777		239,978
Vehicles	11,800		19,789		30,416
	1,021,338		1,673,823		2,051,026
INCOME (LOSS) BEFORE INCOME TAXES	428,474		74,518		(691,764)
PROVISION FOR INCOME TAXES	(309,169)		(95,000)		-
RECOVERY OF INCOME TAXES FROM UTILIZATION OF LOSS CARRYFORWARDS	85,000		95,000		-
NET INCOME (LOSS) FOR THE PERIOD	204,305		74,518		(691,764)
BASIC EARNINGS (LOSS) PER SHARE	$ 0.00	$	0.00	$	(0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING	52,823,559		52,823,559		52,823,559

The accompanying notes are an integral part of these consolidated financial statements.

HIGH DESERT MINERAL RESOURCES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 (unaudited)
AND THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Number of shares		Amount		Accumulated Deficit		Total
Balance, December 31, 1999	52,823,559	$	14,434,154	$	(10,948,095)	$	3,486,059
Net loss for the year ended December 31, 2000	-		-		(691,764)		(691,764)
Balance, December 31, 2000	52,823,559		14,434,154		(11,639,859)		2,794,295
Net income for the year ended December 31, 2001	-		-		74,518		74,518
Balance, December 31, 2001	52,823,559		14,434,154		(11,565,341)		2,868,813
Net income for the period ended September 30, 2002	-		-		204,305		204,305
Balance September 30, 2002 (unaudited)	52,823,559	$	14,434,154	$	(11,361,036)	$	3,073,118

The accompanying notes are an integral part of these consolidated financial statements.

HIGH DESERT MINERAL RESOURCES INC
CONSOLIDATED STATEMENTS OF CASH FLOWS.

	For the Nine Months Ended September 30, 2002		For the Year Ended December 31, 2001		2000
	(unaudited)				
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income (loss) for the period	$ 204,305	$	74,518	$	(691,764)
Adjusted for items not involving cash:					
Depreciation	18,357		29,014		33,353
Depletion	326,088		404,738		346,000
Interest accrued on loan	102,416		177,182		267,774
Net changes in non-cash working capital items					
Decrease (increase) in accounts receivable	86,508		(133,167)		(150,723)
Decrease in prepaid expenses	-		15,058		28,304
Decrease in gold and silver bullion inventory	-		-		325,526
Increase (decrease) in accounts payable	1,933		34,526		(27,326)
Increase in corporate taxes payable	222,000		-		-
Cash flows from operating activities	961,607		601,869		131,144
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayment of advances to related parties	(757,367)		(238,265)		(388,671)
Advances from related parties	-		-		260,000
Cash flows used in financing activities	(757,367)		(238,265)		(128,671)
INCREASE IN CASH DURING THE PERIOD					
CASH, BEGINNING OF PERIOD	435,569		71,965		69,492
CASH, END OF PERIOD	$ 639,809	$	435,569	$	71,965

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company, whose common shares are publicly held and listed on the TSX Venture Exchange, holds interests in producing mineral properties and is also in the process of exploring its other mineral properties but has not yet determined whether these properties contain reserves that are economically recoverable.

The Company has ongoing property expenditure requirements in order to maintain its mineral property interests in good standing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are expressed in United States dollars and have been prepared in accordance with United States generally accepted accounting principles and reflect the following significant accounting policies.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gold Ventures, Inc., ("Gold Ventures") incorporated in Nevada, U.S.A. which holds the Company's interest in the Barrick joint venture; High Desert Geological Services, Inc. ("HDGS") incorporated in Nevada, U.S.A. which is engaged in the business of providing geological services; and DFH Co. of Nevada ("DFH") incorporated in Nevada, U.S.A., which holds interests in mineral properties in Nevada. Refer to Note 3.

Resource Properties
The Company's resource property acquisition, exploration and development costs are expensed as incurred. Once the Company has determined that a property can be economically developed, further exploration and development costs are capitalized. The capitalized costs are depleted on a property by property basis over the estimated useful lives of the properties upon commencement of commercial production using the unit-of-production method. Capitalized costs relating to mineral properties which are sold or abandoned are written off when such events occur. The proceeds received from property options granted are applied against the costs of the related property and any excess is included in earnings for the period. A portion of the Company's exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities. The Company reviews the carrying value of resource properties whenever events or changes in circumstances indicate that the carrying value may not be recoverable, at which time a write-down is recorded.

Foreign Currency Translation
During fiscal 2000 the Company adopted the United States dollar as its reporting and measurement currency for financial statements purposes and accordingly, the financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Fixed Assets
Fixed assets are recorded at cost and are amortized over their estimated useful lives at the following rates: Equipment - 20% per annum, declining balance basis; Leasehold improvements - straight-line basis over five years.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Net Income (Loss) per Common Share

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic earnings (loss) per share.

Financial Instruments

The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management believes that the fair value of the amounts due to related parties approximates its carrying value.

Stock-Based Compensation

The Company accounts for stock-based compensation in respect to stock options granted to employees and officers using the intrinsic value based method in accordance with APB 25. Stock options granted to non-employees are accounted for using the fair value method in accordance with SFAS No. 123. In addition, with respect to stock options granted to employees, the Company provides pro-forma information as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option pricing model.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25 ("FIN 44"), which provides guidance as to certain applications of APB 25. FIN 44 is generally effective July 1, 2000 with the exception of certain events occurring after December 15, 1998.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled. The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The adoption of SFAS 141 has not had a material impact on the Company's financial position or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The adoption of SFAS has not had a material impact on the Company's financial position or results of operations.

NOTE 3 - PROPERTIES

(a)   Newmont HD Royalty Properties, Nevada

The Company owns a 2% carried interest in the Newmont Gold/High Desert Joint Venture which holds primarily non-producing properties located adjacent to Newmont's Carlin Mine, Nevada. During 2000 a portion of this property was put into production and during the nine month period ended September 30, 2002, the Company received $352,784 (2001 - $287,795; 2000 - $6,686) net of royalty taxes. The Company recorded depletion in the nine month period ended September 30, 2002, of $22,365 (2001 - $13,161; 2000 - $nil).

(b)   SJ Royalty Property, Nevada

The Company owns a 1% NSR royalty interest in the SJ Royalty Property in Eureka County, Nevada. During the nine month period ended September 30, 2002, the Company earned royalties of $1,083,224 (2001 - $1,448,986; 2000 - $1,337,940), net of royalty taxes. The Company recorded depletion in the nine month period ended September 30, 2002, of $303,723 (2001 - $391,577; 2000 - $346,000).

The Company has capitalized property acquisition, exploration and development costs and recorded depletion on these properties during the periods as follows:

	Newmont HD Royalty Properties	SJ Royalty Property	Total
Balance, December 31, 1999	$ 795,526	$ 6,290,680	$ 7,086,206
Depletion for the year ended December 31, 2000	-	(346,000)	(346,000)
Balance, December 31, 2000	795,526	5,944,680	6,740,206
Depletion for the year ended December 31, 2001	(13,161)	(391,577)	(404,738)
Balance, December 31, 2001	782,365	5,553,103	6,335,468
Depletion for the period ended September 30, 2002 (unaudited)	(22,365)	(303,723)	(326,088)
Balance September 30, 2002 (unaudited)	$ 760,000	$ 5,249,380	$ 6,009,380

NOTE 4 - RELATED PARTY TRANSACTIONS

At September 30, 2002 an amount of $3,522,085 (2001 - $4,177,036; 2000 - $4,238,119) is owing to a director who is the controlling shareholder and the director's private company for outstanding cash advances of $2,902,085 (2001 - $3,614,914; 2000 - $3,794,914), interest of $620,000 (2001 - $549,342; 2000 - $372,160), and expenses incurred on behalf of the Company of $Nil (2001 - $12,780; 2000 - $71,045). During the nine months ended September 30, 2002, this director was repaid a total of $757,367 (2001 - $238,265; 2000 - $388,671).

The cash advances and accrued interest thereon are evidenced by a demand promissory note dated June 30, 2000 bearing interest at 4% per annum issued to the director's private company. Pursuant to the terms of the note, the obligation of the Company to pay any amount on demand is limited in any fiscal year to the amount, if any, by which gross revenues received by the Company exceed $1,200,000. See Note 7 - Subsequent Events.

NOTE 5 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

Issued:	Shares	Value
Balance at September 30, 2002 (unaudited) and December 31, 2000 and 2001	52,823,559	$ 14,434,154

The Company has previously granted stock options to certain officers, directors and employees. The details of the Company's outstanding stock options are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life
Balance, December 31, 1999	1,110,000	Cdn $ 0.51	3.88 years
Granted during the year	-	-	
Expired and forfeited during the year	-	-	
Exercised during the year	-	-	
Balance, December 31, 2000	1,110,000	Cdn $ 0.51	2.88 years
Granted during the year	-	-	
Expired and forfeited during the year	-	-	
Exercised during the year	-	-	
Balance, December 31, 2001	1,110,000	Cdn $ 0.51	1.88 years
Granted during the period	-	-	
Expired and forfeited during the period	(510,000)	-	
Exercised during the period	-	-	
Balance, September 30, 2002 (unaudited)	600,000	Cdn $ 0.51	1.13 years

NOTE 6 - INCOME TAXES

The Company has non-capital losses carried forward which may be available to offset future income for income tax purposes for 15 years which expire beginning in 2010. In addition the Company has unclaimed exploration and development related deductions available until fully utilized. The potential tax benefit of these losses has not been recorded as a deferred tax asset. A valuation allowance has been provided due to the uncertainty regarding the realization of these losses.

NOTE 7 - SUBSEQUENT EVENTS (unaudited)

On December 7, 2002, 93.5% of the Company's outstanding common stock was acquired from the controlling shareholder by Royal Gold, Inc. ("RGI"). Subsequently, RGI also acquired the remaining 6.5% of the Company's outstanding common stock. Consequently, the Company is now a wholly owned subsidiary of RGI.

Effective December 26, 2002, the Company transferred 10% of its Newmont HD Royalty Properties, 10% of its SJ Royalty Property in complete satisfaction of its related party debt discussed in Note 4. The consideration was negotiated based on the values of the royalties. Accrued interest of $647,649 was paid in January 2003.

Item 7. Financial Statements and Exhibits.

   (b)   Pro Forma Financial Information.

ROYAL GOLD, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2002
(UNAUDITED)

| | Historical | | | |
	Royal Gold, Inc. & Subsidiaries	High Desert Mineral Resources, Inc.	Pro Forma Adjustments	Pro Forma Combined
ASSETS				
Current Assets				
Cash and equivalents	$ 27,000,855	$ 639,809	$ (200,000)a (1,951,531)b (149,129)c	$ 25,340,004
Royalty receivables	2,942,691	208,192	-	3,150,883
Prepaid expenses and other	169,115	-	-	169,115
Total current assets	30,112,661	848,001	(2,300,660)	28,660,002
Property and equipment, at cost	6,886,634	6,081,659	27,767,349 d	40,735,642
Deferred tax asset	6,348,454	-	-	6,348,454
Other assets	817,330	-	-	817,330
	$ 44,165,079	$ 6,929,660	$ 25,466,689	$ 76,561,428

ROYAL GOLD, INC. AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2002
(UNAUDITED)

| | Historical | | | |
	Royal Gold, Inc. & Subsidiaries	High Desert Mineral Resources, Inc.	Pro Forma Adjustments	Pro Forma Combined
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$ 1,026,081	$ 112,457	$ -	$ 1,138,538
Other	374,716	844,085	500,000 e	1,718,801
Total current liabilities	1,400,797	956,542	500,000	2,857,339
Note payable	-	2,900,000	-	2,900,000
Other liabilities	118,881	-	-	118,881
	1,519,678	3,856,542	500,000	5,876,220
Stockholders' equity:				
Common stock, $.01 par value	192,868	-	14,122 a	206,990
Additional paid-in capital	71,510,114	14,434,154	28,025,685 a (14,434,154)f	99,535,799
Accumulated other comprehensive income	106,183	-	-	106,183
Accumulated deficit	(28,066,892)	(11,361,036)	11,361,036 f	(28,066,892)
	43,742,273	3,073,118	24,966,689	71,782,080
Less treasury stock, at cost	(1,096,872)	-	-	(1,096,872)
Total stockholders' equity	42,645,401	3,073,118	24,966,689	70,685,208
	$ 44,165,079	$ 6,929,660	$ 25,466,689	$ 76,561,428

ROYAL GOLD, INC. AND SUBSIDIARIES
PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2002
(UNAUDITED)

| | Historical | | | |
	Royal Gold, Inc. & Subsidiaries	High Desert Mineral Resources, Inc.	Pro Forma Adjustments	Pro Forma Combined
Royalty revenue	$ 12,323,071	$ 2,048,359	$ -	$ 14,371,430
Costs and expenses				
Operations	971,068	102,418	-	1,073,486
General and administrative	1,874,952	269,633	-	2,144,585
Non-cash compensation expense	1,484,371	-	-	1,484,371
Exploration/business development	618,308	905,265	-	1,523,573
Depreciation and amortization	2,289,104	431,906	1,327,094 g	4,048,104
Total costs and expenses	7,237,803	1,709,222	1,327,094	10,274,119
Operating income (loss)	5,085,268	339,137	(1,327,094)	4,097,311
Loss on marketable securities	(1,171,679)	-	-	(1,171,679)
Interest and other income	138,671	19,770	-	158,441
Interest and other expense	124,672	144,874	-	269,546
Income (loss) before income taxes	3,927,588	214,033	(1,327,094)	2,814,527
Deferred tax benefit	6,849,687	-	-	6,849,687
Current income tax expense	78,552	-	-	78,552
Net earnings	$ 10,698,723	$ 214,033	$ (1,327,094)	$ 9,585,662
Adjustments to comprehensive income	184,981	-	-	184,981
Comprehensive income	$ 10,883,704	$ 214,033	$ (1,327,094)	$ 9,770,643
Basic earnings per share:	$ 0.60			$ 0.50
Basic weighted average shares outstanding	17,930,767		1,412,229 a	19,342,996
Diluted earnings per share:	$ 0.59			$ 0.49
Diluted weighted average shares outstanding	18,170,225		1,412,229 a	19,582,454

ROYAL GOLD, INC. AND SUBSIDIARIES
PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)

| | Historical | | | |
	Royal Gold, Inc. & Subsidiaries	High Desert Mineral Resources, Inc.	Pro Forma Adjustments	Pro Forma Combined
Royalty revenue	$ 3,366,172	$ 525,208	$ -	$ 3,891,380
Costs and expenses				
Operations	266,987	26,260	-	293,247
General and administrative	444,185	34,389	-	478,574
Exploration/business development	93,021	334,712	-	427,733
Depreciation and amortization	633,838	114,815	295,185 g	1,043,838
Total costs and expenses	1,438,031	510,176	295,185	2,243,392
Operating income (loss)	1,928,141	15,032	(295,185)	1,647,988
Interest and other income	69,897	1,154	-	71,051
Interest and other expense	31,981	32,253	-	64,234
Income (loss) before income taxes	1,966,057	(16,067)	(295,185)	1,654,805
Deferred tax expense	501,233	-	-	501,233
Current income tax expense	39,319	224,169	-	263,488
Net earnings (loss)	$ 1,425,505	$ (240,236)	$ (295,185)	$ 890,084
Adjustments to comprehensive income	(78,798)	-	-	(78,798)
Comprehensive income	$ 1,346,707	$ (240,236)	$ (295,185)	$ 811,286
Basic earnings per share:	$ 0.08			$ 0.04
Basic weighted average shares outstanding	18,637,271		1,412,229 a	20,049,500
Diluted earnings per share:	$ 0.07			$ 0.04
Diluted weighted average shares outstanding	19,130,373		1,412,229 a	20,542,602

ROYAL GOLD, INC. AND SUBSIDIARIES
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(UNAUDITED)

(1)   BASIS OF PRESENTATION

The accompanying unaudited pro forma combined financial statements are presented to reflect the acquisition of High Desert Mineral Resources, Inc. ("HDMR) by the Company using the purchase method of accounting whereby the acquisition cost is allocated to the acquired assets and assumed liabilities based on their fair values.

The accompanying unaudited pro forma combined balance sheet presents the historical financial information of the Company and HDMR as of September 30, 2002, together with adjustments for the acquisition of HDMR as if the transaction had occurred on September 30, 2002.

The accompanying unaudited pro forma combined statements of operations for the three months ended September 30, 2002 and for the year ended June 30, 2002, combine the historical operations of the Company with the historical operations of HDMR as if the transaction had occurred on July 1, 2001. Certain reclassifications have been made to the historical HDMR financial statement presentation to conform to the Company's basis of presentation.

These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future.

(2)   PRO FORMA ADJUSTMENTS

(a)   As consideration for the acquisition of 93.5% of the outstanding common stock of HDMR from one individual, the Company paid $200,000 and issued 1,412,229 shares of its common stock. The Company's stock issued was valued at $28,039,807 based on the average closing trading price on the day before and after the purchase agreement was entered into.

(b)   To acquire the remaining 6.5% of the outstanding common stock of HDMR the Company paid $1,951,531 to the several minority shareholders of HDMR.

(c)   As part of the acquisition, the Company also paid $149,129 to various HDMR shareholders as consideration for their cancellation of options that they held for the purchase for HDMR stock.

(d)   The recorded cost of HDMR's property and equipment is increased by $27,767,349 over the historical cost of $6,081,659 to reflect its estimated fair market value based on the net cost of the acquisition of $33,849,008.

(e)   Estimated costs incurred for legal, accounting and other services associated with the acquisition total $500,000.

(f)   Eliminate HDMR equity balances.

(g)   Increase depletion expense of the HDMR mineral properties to reflect their higher cost basis resulting from the acquisition as explained in (d) above.

(3)   **EARNINGS PER SHARE**

Pro forma basic earnings per share is computed by dividing pro forma net income by the weighted average number of common shares outstanding during the period including 1,412,229 shares issued in connection with the acquisition as if they had been issued on July 1, 2001.

Pro forma diluted earnings per share is computed by dividing pro forma net income by all common shares and dilutive potential common shares outstanding during the period including 1,412,229 shares issued in connection with the acquisition as if they had been issued on July 1, 2001.

(4)   **SUBSEQUENT EVENTS (unaudited)**

On December 7, 2002, 93.5% of the Company's outstanding common stock was acquired from the controlling shareholder by Royal Gold, Inc. ("RGI"). Subsequently, RGI also acquired the remaining 6.5% of the Company's outstanding common stock. Consequently, the Company is now a wholly owned subsidiary of RGI.

Effective December 26, 2002, the Company transferred 10% of its Newmont HD Royalty Properties, 10% of its SJ Royalty Property in complete satisfaction of its related party debt discussed in Note 4. The consideration was negotiated based on the values of the royalties. Accrued interest of $647,649 was paid in January 2003.

Item 7. Financial Statements and Exhibits.

(c)   Exhibits

2.1*   Certificate of Ownership and Merger of High Desert Merger Sub Inc. into High Desert Mineral Resources, Inc.

10.1*   Share Exchange Agreement, dated November 9, 2002, by and between P. Lee Halavais and Royal Gold, Inc.

10.1.a*   Amendment to Share Exchange Agreement, dated November 22, 2002

10.1.b*   Second Amendment to Share Exchange Agreement, dated November 29, 2002

10.2*   Assignment and Assumption Agreement, dated December 6, 2002

23(a)**   Auditor's Consent

              ** - Filed herewith.

*Previously filed with the Company's Form 8-K filed with the Commission on December 7, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By: */s/ Stanley Dempsey*
Name: Stanley Dempsey
Title: Chairman, CEO & President

Dated: February 6, 2003

Exhibit 23(a)

LABONTE & CO.

CHARTERED ACCOUNTANTS

610 - 938 Howe Street
Vancouver, BC Canada
V6Z 1N9
Telephone   (604) 682-2778
Facsimile   (604) 689-2778
Email: info@labonteco.com

February 6, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St. N.W.
Washington DC 20549

Re: Royal Gold, Inc. - Form 8-K/A Current Report

Dear Sirs:

As chartered accountants, we hereby consent to the inclusion or incorporation by reference in this Form 8-K/A Current Report originally dated December 7, 2002, of the following:

- Our report to the Board of Directors of High Desert Mineral Resources Inc. dated March 31, 2002 on the financial statements of the High Desert Mineral Resources Inc. as at December 31, 2001 and 2000 and for the years then ended.

Yours truly,

/s/ LaBonte & Co.

LABONTE & CO.
Chartered Accountants